Exhibit 99.5

MERCER PARK BRAND ACQUISITION CORP.

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2021 AND 2020

(EXPRESSED IN UNITED STATES DOLLARS)

(UNAUDITED)

Mercer Park Brand Acquisition Corp.

Condensed Interim Consolidated Balance Sheets

(Expressed in United Stated Dollars)

(Unaudited)

	March 31,	December 31,
	2021	2020
ASSETS

Current
Cash	$3,630,795	$2,095,023
Income tax recoverable	1,566,682	1,209,852
	5,197,477	3,304,875

Restricted cash and marketable securities held in escrow (note 5)	405,638,511	407,537,056
Deferred tax asset	354,251	598,435
Total assets	$411,190,239	$411,440,366

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

Current
Accounts payable and accrued liabilities	$1,405,651	$396,779
Due to related parties (note 12)	438,329	349,034
	1,843,980	745,813
Deferred underwriters’ commission (note 9)	16,100,000	16,100,000
Total liabilities	17,943,980	16,845,813

Commitments and contingencies
Class A Restricted Voting Shares subject to redemption, 40,250,000 shares (at a redemption value of $10.00 per share) (note 6)	402,500,000	402,500,000

Shareholders’ deficiency
Class B shares, unlimited authorized, 10,198,751 issued (note 8(a))	-	-
Additional paid-in-capital	(11,684,284)	(11,684,284)
Retained earnings	2,430,543	3,778,837
Total shareholders’ deficiency	(9,253,741)	(7,905,447)
Total liabilities and shareholders’ deficiency	$411,190,239	$411,440,366

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Description of organization and business operations and going concern (note 1)

Subsequent events (note 14)

Approved on behalf of the Board:

“Jonathan Sandelman”, Director

“Charles Miles”, Director

Mercer Park Brand Acquisition Corp.

Condensed Interim Consolidated Statements of Operations and Comprehensive (loss) Income

(Expressed in United States Dollars)

(Unaudited)

Three Months Ended March 31,	2021	2020
Income
Interest income	$60,900	$1,495,772

Expenses (income)
General and administrative (note 11)	1,328,203	164,180
Travel	54,792	-
Foreign exchange loss (gain)	26,199	(4,881)
	1,409,194	159,299
Net (loss) income before income taxes	(1,348,294)	1,336,473

Income taxes
Current tax recovery	(244,184)	-
Deferred tax expense	244,184	-
	-	-
Net (loss) income and comprehensive (loss) income for the period	$(1,348,294)	$1,336,473

Basic and diluted net (loss) income per Class B share	$(0.13)	$0.13
Weighted average number of Class B Shares outstanding (basic and diluted)	10,198,751	10,198,751

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Mercer Park Brand Acquisition Corp.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

(Unaudited)

Three Months Ended March 31,	2021	2020
Operating activities
Net (loss) income for the period	$(1,348,294)	$1,336,473
Items not affecting cash:
Deferred tax expense	244,184	-
Changes in non-cash working capital items:
Prepaid expenses	-	(9,800)
Accounts payable and accrued liabilities	1,008,872	43,536
Due to related parties	89,295	29,833
Income tax recoverable	(356,830)	-
Net cash (used in) provided by operating activities	(362,773)	1,400,042

Investing activity
Investment in marketable securities held in a escrow account, net	1,898,545	(1,495,110)
Net cash provided by (used in) investing activity	1,898,545	(1,495,110)
Net change in cash during the period	1,535,772	(95,068)
Balance, beginning of period	2,095,023	4,127,262
Balance, end of period	$3,630,795	$4,032,194

Supplementary information
Income taxes paid	$112,646	$-
Interest received in cash	60,900	1,575,347

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Mercer Park Brand Acquisition Corp.

Condensed Interim Consolidated Statement of Changes in Shareholders’ Deficiency

(Expressed in United States Dollars)

(Unaudited)

						Total
	Class B shares		Additional Paid-in capital		Retained	Shareholder’s
	Number	Amount	Number	Amount	Earnings	Deficiency
Balance, December 31, 2019	10,198,751	$-	29,989,500	$(11,684,284)	$2,831,491	$(8,852,793)
Net income and comprehensive income for the period	-		-	-	1,336,473	1,336,473
Balance, March 31, 2020	10,198,751	$-	29,989,500	$(11,684,284)	$4,167,964	$(7,516,320)

Balance, December 31, 2020	10,198,751	$-	29,989,500	$(11,684,284)	$3,778,837	$(7,905,447)
Net loss and comprehensive loss for the period	-		-	-	(1,348,294)	(1,348,294)
Balance, March 31, 2021	10,198,751	$-	29,989,500	$(11,684,284)	$2,430,543	$(9,253,741)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Mercer Park Brand Acquisition Corp.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 and 2020

(Expressed in United States Dollars)

1.	Description of organization and business operations and going concern

Mercer Park Brand Acquisition Corp. (the “Corporation”) is a corporation which was incorporated for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation (a “Qualifying Transaction”). The Corporation’s business activities are carried out in a single business segment.

The Corporation was incorporated on April 16, 2019 under the Business Corporations Act (British Columbia), commenced operations on April 16, 2019. The head office of the Sponsor (as defined below) is located at 590 Madison Avenue, 26th Floor, New York, New York, 10022.

The Corporation’s ability to continue as a going concern is dependent on the continued support of its Sponsor, Mercer Park Brand, L.P. (formerly Mercer Park CB II, L.P.), and/or upon the completion of the Qualifying Transaction within the permitted timeline which is prior to May 13, 2021. Subsequent to quarter-end, the Company has sought an extension to the permitted timeline, (see note 14). There can be no assurance that the Corporation will be successful in completing its Qualifying Transaction. Under the NEO rules, the Corporation is able to borrow funds from the Sponsor (see Note 10). In the event the Corporation’s Qualifying Transaction does not occur the escrowed cash will be returned to the Class A restricted voting shareholders and the Sponsor will have no recourse against the escrowed cash.

These uncertainties cast significant doubt upon the Corporation’s ability to continue as a going concern and the ultimate appropriateness of using accounting principles applicable to a going concern. These unaudited condensed interim consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Corporation be unable to continue as a going concern. If the Corporation is not able to continue as a going concern, the Corporation may be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in these unaudited condensed interim consolidated financial statements. These differences could be material.

On May 13, 2019, the Corporation completed its initial public offering (the “Offering”) of 40,250,000 Class A Restricted Voting Units (including 5,250,000 Class A Restricted Voting Units issued pursuant to the exercise in full of the over-allotment option) at $10.00 per Class A Restricted Voting Unit. Each Class A Restricted Voting Unit consisted of one Class A restricted voting share (“Class A Restricted Voting Share”) of the Corporation and one-half of a share purchase warrant (each, a “Warrant”). In accordance with the Corporation’s articles, each Class A Restricted Voting Share, unless previously redeemed, will be automatically converted into one Subordinate Voting Share following the closing of a Qualifying Transaction. All Warrants will become exercisable at a price of $11.50 per share, commencing 65 days after the completion of a Qualifying Transaction, and will expire on the day that is five years after the completion of a Qualifying Transaction or may expire earlier if a Qualifying Transaction does not occur within the permitted timeline, now 24 months (“Permitted Timeline”) (subject to extension, as further described herein) from the closing of the Offering or if the expiry date is accelerated. Each Whole Warrant is exercisable to purchase one Class A Restricted Voting Share (which, following the closing of the Qualifying Transaction, would become one Subordinate Voting Share).

In connection with the Offering, the Corporation granted the underwriter a 30-day non-transferable option to purchase up to an additional 5,250,000 Class A Restricted Voting Units, at a price of $10.00 per Class A Restricted Voting Unit, to cover over-allotments, if any, and for market stabilization purposes. The over-allotment option was exercised prior to the close of the initial public offering. As a result of the exercise of the over-allotment option, Mercer Park Brand, L.P. (formerly Mercer Park CB II, L.P.), (the “Sponsor”), a limited partnership formed under the laws of the State of Delaware, indirectly controlled by Mercer Park, L.P., a privately-held family office based in New York, New York and Charles Miles and Sean Goodrich (or persons or companies controlled by them) (collectively with the Sponsor, the “Founders”), own an aggregate of 10,089,750 Class B Shares, together with 109,000 Class B Units and 9,810,000 Founders’ Warrants.

Mercer Park Brand Acquisition Corp.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 and 2020

(Expressed in United States Dollars)

1.	Description of organization and business operations (continued)

Concurrent with the completion of the Offering, the Founders purchased an aggregate of 10,089,750 Class B Shares (“Founders’ Shares”), consisting of 10,069,750 Class B Shares purchased by the Sponsor, 10,000 Class B Shares purchased by Charles Miles, and 10,000 Class B Shares purchased by Sean Goodrich. In addition, the Sponsor purchased an aggregate of 9,810,000 Warrants (“Founders’ Warrants”) at $1.00 per Founders’ Warrant and purchased 109,000 Class B Units.

Upon closing of the Qualifying Transaction, the Class B Shares will, in accordance with the Corporation’s articles, convert on a 100-for-1 basis into Multiple Voting Shares.

Each Class A Restricted Voting Unit commenced trading on May 13, 2019 on the Neo Exchange Inc. (the “Exchange”) under the symbol “BRND.U”, and separated into Class A Restricted Voting Shares and Warrants on June 24, 2019, which trade under the symbols “BRND.A.U”, and “BRND.WT”, respectively. The Class B Shares issued to the Founders will not be listed prior to the completion of the Qualifying Transaction.

The proceeds of $402,500,000 from the Offering are held by Odyssey Trust Company, as Escrow Agent, in an escrow account (the “Escrow Account”) at a Canadian chartered bank or subsidiary thereof, in accordance with the escrow agreement. Subject to applicable law and payment of certain taxes, permitted redemptions and certain expenses, as further described herein, none of the funds held in the Escrow Account will be released to the Corporation prior to the closing of a Qualifying Transaction. The escrowed funds will be held to enable the Corporation to (i) satisfy redemptions made by holders of Class A Restricted Voting Shares (including in the event of a Qualifying Transaction or an extension to the Permitted Timeline or up to 36 months with shareholder approval from the holders of Class A Restricted Shares and the Corporation’s board of directors, or in the event a Qualifying Transaction does not occur within the Permitted Timeline), (ii) fund a Qualifying Transaction with the net proceeds following payment of any such redemptions and deferred underwriting commissions, and/or (iii) pay taxes on amounts earned on the escrowed funds and certain permitted expenses. Such escrowed funds and all amounts earned, subject to such obligations and applicable law, will be assets of the Corporation. These escrowed funds will also be used to pay the deferred underwriting commissions in the amount of $16,100,000, 75% of which will be payable by the Corporation to the underwriter only upon the closing of a Qualifying Transaction (subject to availability, failing which any short fall would be required to be made up from other sources and the remaining 25% of which (or, if a lesser amount, the balance of the non-redeemed shares’ portion of the Escrow Account, less tax liabilities on amounts earned on the escrowed funds and certain expenses directly related to redemptions) will be payable by the Corporation as it sees fit, including for payment to other agents or advisors who have assisted with or participated in the sourcing, diligence and completion of its Qualifying Transaction).

In connection with consummating a Qualifying Transaction, the Corporation will require approval by a majority of the directors unrelated to the Qualifying Transaction. In connection with the Qualifying Transaction, holders of Class A Restricted Voting Shares will be given the opportunity to elect to redeem all or a portion of their Class A Restricted Voting Shares at a per share price, payable in cash, equal to the pro-rata portion per Class A Restricted Voting Share of: (A) the escrowed funds available in the Escrow Account at the time immediately prior to the redemption deposit timeline), including interest and other amounts earned thereon; less (B) an amount equal to the total of (i) applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account and (ii) actual and expected direct expenses related to the redemption, each as reasonably determined by the Corporation, subject to certain limitations. Each holder of Class A Restricted Voting Shares, together with any affiliate of such holder or any other person with whom such holder or affiliate is acting jointly or in concert, will be subject to a redemption limitation of an aggregate 15% of the number of Class A Restricted Voting Shares issued and outstanding. Class B Shares will not be redeemable in connection with a Qualifying Transaction or an extension to the Permitted Timeline and holders of Class B Shares shall not be entitled to access the Escrow Account should a Qualifying Transaction not occur within the Permitted Timeline.

Mercer Park Brand Acquisition Corp.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 and 2020

(Expressed in United States Dollars)

1.	Description of organization and business operations (continued)

If the Corporation is unable to complete its Qualifying Transaction within the Permitted Timeline (or within an extension of the Permitted Timeline), the Corporation will be required to redeem each of the Class A Restricted Voting Shares. In such case, each holder of a Class A Restricted Voting Share will receive for an amount, payable in cash, equal to the pro-rata portion per Class A Restricted Voting Share of: (A) the Escrow Account, including any interest and other amounts earned; less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account, (ii) any taxes of the Corporation arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) up to a maximum of $50,000 of interest and other amounts earned to pay actual and expected expenses related to the dissolution and certain other related costs as reasonably determined by the Corporation. The underwriter will have no right to the deferred underwriting commissions held in the Escrow Account in such circumstances.

On February 2, 2020, the Corporation announced that it has an executed letter of intent in connection with a potential transaction, which would, if consummated, qualify as its qualifying transaction (note 14(a)(b)). Accordingly, the Corporation will be permitted until May 13, 2021 (24 months following the closing of its initial public offering) to conclude its qualifying transaction. Subsequent to quarter-end, the Company has sought an extension to the permitted timeline, (see note 14).

On March 24, 2021, the Corporation began trading on the OTCQX® Best Market, under the ticker ‘MRCQF’.

The outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. It is uncertain what impact this volatility and weakness will have on the Corporation’s securities held at fair value and short-term investments. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Corporation in future periods.

2.	Summary of significant accounting policies

The significant accounting policies adopted by the Corporation in the preparation of its unaudited condensed interim consolidated financial statements are set out below.

Basis of presentation

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information. They do not include all of the information and footnotes required by U.S. GAAP. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair presentation have been included. Operating results for the three months ended March 31, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021.

The accompanying unaudited condensed interim consolidated financial statements should be read in conjunction with the December 31, 2020 audited financial statements and notes.

Mercer Park Brand Acquisition Corp.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 and 2020

(Expressed in United States Dollars)

2.	Summary of significant accounting policies (continued)

Basis of consolidation

The unaudited condensed interim consolidated financial statements incorporate the financial statements of the Corporation and its wholly owned subsidiaries as outlined below:

• MPB Acquisition Corp.

• MPB Mergersub Corp. (a wholly owned subsidiary of MPB Acquisition Corp).

• Mercer Park Brand Pipe Inc.

Use of estimates

The preparation of these unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date and the reported amounts of income and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed interim consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and cash equivalents

The Corporation considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Corporation did not have any cash equivalents as of March 31, 2021 and December 31, 2020.

Restricted cash and marketable securities held in escrow

At March 31, 2021 and December 31, 2020, the assets held in the Escrow Account were substantially held in U.S. Treasury Bills and cash.

Common stock subject to possible redemption

The Corporation accounts for its Class A Restricted Voting Shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Shares subject to mandatory redemption are classified as a liability instrument and is measured at fair value. Conditionally redeemable shares (including shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Corporation’s control) is classified as temporary equity. At all other times, shares are classified as shareholders’ equity. The Corporation’s Class A Restricted Voting Shares features certain redemption rights that are considered to be outside of the Corporation’s control and subject to occurrence of uncertain future events. Accordingly, Class A Restricted Voting Shares subject to possible redemption is presented at redemption value as temporary equity, outside of the shareholders’ deficiency section of the Corporation’s consolidated balance sheets.

Mercer Park Brand Acquisition Corp.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 and 2020

(Expressed in United States Dollars)

2.	Summary of significant accounting policies (continued)

Income Taxes

The Corporation complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Corporation recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of March 31, 2021 and December 31, 2020, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Corporation is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

Net Income (Loss) Per Share

The Corporation complies with accounting and disclosure requirements of ASC Topic 260, “Earnings Per Share.” Net income per share is computed by dividing net income by the weighted average number of Class B Shares outstanding during the period. At March 31, 2021 and March 31, 2020, the Corporation did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into Class B Shares and then share in the (loss) income of the Corporation. As a result, diluted (loss) income per share is the same as basic (loss) income per share for the periods presented.

Concentration of credit risk

Financial instruments that potentially subject the Corporation to concentration of credit risk consist of cash accounts in a financial institution. At March 31, 2021 and December 31, 2020, the Corporation had not experienced losses on these accounts and management believes the Corporation is not exposed to significant risks on such accounts.

Fair value of financial instruments

The fair value of the Corporation’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

Recently issued accounting standards

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Corporation’s unaudited condensed interim consolidated financial statements.

Mercer Park Brand Acquisition Corp.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 and 2020

(Expressed in United States Dollars)

3.	Critical accounting judgments, estimates and assumptions

The preparation of these unaudited condensed interim consolidated financial statements requires the Corporation to make judgments in applying its accounting policies and estimates and assumptions about the future. These judgments, estimates and assumptions affect the Corporation’s reported amounts of assets, liabilities, and items in net income or loss, and the related disclosure of contingent assets and liabilities, if any. The Corporation evaluates its estimates on an ongoing basis. Such estimates are based on various assumptions that the Corporation believes are reasonable under the circumstances, and these estimates form the basis for making judgments about the carrying value of assets and liabilities and the reported amounts of items in net income or loss that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The following discusses the most significant accounting judgments, estimates and assumptions that the Corporation has made in the preparation of its March 31, 2021 unaudited condensed interim consolidated financial statements.

Warrant Valuation

Pursuant to the Offering, the Corporation issued Warrants. Estimating the fair value of warrants requires determining the most appropriate valuation model that is dependent on the terms and conditions of the warrant. The Corporation applies an option-pricing model to measure the fair value of the Warrants issued. Application of the option-pricing model requires estimates in expected dividend yields, expected volatility in the underlying assets and the expected life of the warrant. These estimates may ultimately be different from amounts subsequently realized, resulting in an overstatement or understatement of net income or loss.

Income Tax

The determination of the Corporation’s income taxes and other tax assets and liabilities requires interpretation of complex laws and regulations. Judgment is required in determining whether deferred income tax assets should be recognized on the balance sheet. Deferred income tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Corporation will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing laws in each applicable jurisdiction. Future taxable income is also significantly dependent upon the Corporation completing a Qualifying Acquisition, the underlying structure of a Qualifying Acquisition, and the resulting nature of operations. To the extent that future cash flows and/or the probability, structure and timing, and the nature of operations of a future Qualifying Acquisition differ significantly from estimates made, the ability of the Corporation to realize a deferred tax asset could be materially impacted.

4.	The Offering

Pursuant to the Offering, the Corporation sold 40,250,000 Class A Restricted Voting Units (including 5,250,000 Class A Restricted Voting Units issued pursuant to the exercise in full of the over-allotment option) at $10.00 per Class A Restricted Voting Unit. Each Class A Restricted Voting Unit consisted of one Class A Restricted Voting Share of the Corporation and one-half of a Warrant. See note 1.

5.	Restricted cash and marketable securities held in escrow

	March 31,	December 31,
	2021	2020
Restricted cash	$201,895,527	$981
Investments in United States Treasury Bills	203,709,233	407,509,774
Accrued interest	33,751	26,301
Restricted cash and marketable securities held in escrow	$405,638,511	$407,537,056

Mercer Park Brand Acquisition Corp.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 and 2020

(Expressed in United States Dollars)

6.	Class A Restricted Voting Shares Subject to Redemption

Authorized

The Corporation is authorized to issue an unlimited number of Class A Restricted Voting Shares. Following closing of the Qualifying Transaction, the Corporation will not issue any further Class A Restricted Voting Shares. The holders of Class A Restricted Voting Shares have no preemptive rights or other subscription rights and there are no sinking fund provisions applicable to these shares.

Voting rights

Prior to the consummation of a Qualifying Transaction, holders of Class A Restricted Voting Shares are not entitled to vote at, or receive notice of or meeting materials in respect of meetings, held only to consider the election and/or removal of directors and auditors. The holders of Class A Restricted Voting Shares are, however, entitled to vote on and receive notice of meeting materials on all other matters requiring shareholder approval, including approval of an extension of the Permitted Timeline, if applicable, and of a proposed Qualifying Transaction.

Redemption rights

The holders of Class A Restricted Voting Shares are entitled to redeem their shares, subject to certain conditions, and are entitled to receive the escrow proceeds, net of applicable taxes and other permitted deductions, from the Escrow Account: (i) in the event that the Corporation does not complete a Qualifying Transaction within the Permitted Timeline; (ii) in the event of a Qualifying Transaction; and (iii) in the event of an extension to the Permitted Timeline. Upon such redemption, the rights of holders of Class A Restricted Voting Shares as shareholders will be completely extinguished.

Value of Class A Restricted Voting Shares Subject to Redemption

The redemption rights embedded in the terms of the Corporation’s Class A Restricted Voting Shares are considered by the Corporation to be outside of the Corporation’s control and subject to uncertain future events. Accordingly, the Corporation has classified its “Class A Restricted Voting Shares subject to redemption” as commitments and contingencies at redemption value.

Fair value of Class A restricted voting shares subject to redemption -- issued and outstanding

	Number	Amount
Balance, December 31, 2020 and March 31, 2021	40,250,000	$402,500,000

7.	Warrants

As at March 31, 2021 and December 31, 2020, the Corporation had 29,989,500 Warrants issued and outstanding, comprised of 20,125,000 Warrants forming part of the Class A Restricted Voting Units, 9,810,000 Founders’ Warrants, and 54,500 Warrants forming part of the Class B Units.

Mercer Park Brand Acquisition Corp.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 and 2020

(Expressed in United States Dollars)

7.	Warrants (continued)

All Warrants will become exercisable only commencing 65 days after the completion of our Qualifying Transaction. Each Warrant is exercisable to purchase one Class A Restricted Voting Share (which, following the closing of the Qualifying Transaction, would become one Subordinate Voting Share) at a price of $11.50 per share. The Warrant Agreement provides that the exercise price and number of Subordinate Voting Shares issuable on exercise of the Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, Extraordinary Dividend or a recapitalization, reorganization, merger or consolidation. The Warrants will not, however, be adjusted for issuances of Subordinate Voting Shares at a price below their exercise price. Once the Warrants become exercisable, the Corporation may accelerate the expiry date of the outstanding Warrants (excluding the Founders’ Warrants but only to the extent still held by our Sponsor at the date of public announcement of such acceleration and not transferred prior to the accelerated expiry date, due to the anticipated knowledge by our Sponsor of material undisclosed information which could limit their flexibility) by providing 30 days’ notice if, and only if, the closing share price of the Subordinate Voting Shares equals or exceeds $18.00 per Subordinate Voting Share (as adjusted for stock splits or combinations, stock dividends, extraordinary dividends, reorganizations and recapitalizations and the like) for any 20 trading days within a 30 trading day period, in which case the expiry date shall be the date which is 30 days following the date on which such notice if provided.

The Warrants will not be entitled to the proceeds from the Escrow Account. The Warrant holders do not have the rights or privileges of holders of shares and any voting rights until they exercise their Warrants and receive corresponding Subordinate Voting Shares of the Corporation. After the issuance of corresponding Subordinate Voting Shares upon exercise of the Warrants, each holder is expected to be entitled to one vote for each Subordinate Voting Share held of record on all matters to be voted on by such shareholders.

Restrictions on Transfer of Founders’ Warrants

The Founders have agreed not to transfer any of their Founders’ Warrants until after the closing of the Qualifying Transaction without the prior consent of the Exchange, except for transfers required due to the structuring of the Qualifying Transaction or to permitted transferees, with the Exchange’s consent, in which case such restriction will apply to the securities received in connection with the Qualifying Transaction. Following completion of the Corporation’s Qualifying Transaction, the Founders’ Warrants, including Subordinate Voting Shares issuable on exercise of the Founders’ Warrants, may be subject to certain sale or transfer restrictions in accordance with applicable securities laws.

8.	Shareholders’ deficiency

a) Class B Shares

Authorized

The Corporation is authorized to issue an unlimited number of Class B Shares without nominal or par value. Following closing of the Qualifying Transaction, the Corporation will not issue any further Class B Shares. The holders of Founders’ Shares have no pre-emptive rights or other subscription rights and there are no sinking fund provisions applicable to these shares.

Voting rights

Holders of Class B Shares are entitled to receive notice of any meeting of shareholders of the Corporation, and to attend, vote and speak at such meetings, with the exception of (i) meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia), and (ii) meetings to approve an extension of the Permitted Timeline within which the Corporation is required to complete its Qualifying Transaction, which will only be voted upon by holders of Class A Restricted Voting Shares.

Mercer Park Brand Acquisition Corp.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 and 2020

(Expressed in United States Dollars)

8.	Shareholders’ deficiency (continued)

a) Class B Shares (continued)

Redemption rights

Holders of Class B Shares do not have any redemption rights, or rights to distributions from the Escrow Account if the Corporation fails to complete a Qualifying Transaction within the Permitted Timeline.

Restrictions on transfer, assignment or sale of Founders’ Shares

The holders of the Class B Shares have agreed not to transfer, assign or sell any of their Class B Shares, unless transferred, assigned or sold to permitted transferees with the Exchange’s consent, prior to completion of the Corporation’s Qualifying Transaction. Following completion of the Corporation’s Qualifying Transaction, the Multiple-Voting Shares into which the Class B Shares are converted, may be subject to certain sale or transfer restrictions in accordance with applicable securities laws.

b) Subordinate Voting Shares

Authorized

The Corporation is authorized to issue an unlimited number of subordinate voting shares (“Subordinate Voting Shares”) without nominal or par value. No Subordinate Voting Shares may be issued prior to the closing of a Qualifying Transaction, except in connection with such closing.

Voting rights

Holders of Subordinate Voting Shares will be entitled to receive notice of any meeting of shareholders of the Corporation, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia). On all matters upon which holders of Subordinate Voting Shares are entitled to vote, each Subordinate Voting Share will be entitled to one vote per Subordinate Voting Share.

Dividend rights

See Note 8 – Multiple Voting Shares – Dividend rights.

Redemption rights

Holders of Subordinate Voting Shares will not have any redemption rights.

Mercer Park Brand Acquisition Corp.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 and 2020

(Expressed in United States Dollars)

8.	Shareholders’ deficiency (continued)

c) Multiple Voting Shares

Authorized

The Corporation is authorized to issue an unlimited number of multiple voting shares (“Multiple Voting Shares”) without nominal or par value. No Multiple Voting Shares may be issued prior to the closing of a Qualifying Transaction, except in connection with such closing.

Voting rights

Holders of Multiple Voting Shares will be entitled to receive notice of any meeting of shareholders of the Corporation, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia). On all matters upon which holders of Multiple Voting Shares are entitled to vote, each Multiple Voting Share will be entitled to 2,500 votes per Multiple Voting Share.

Dividend rights

Holders of Subordinate Voting Shares will be entitled to receive dividends out of the assets available for the payment or distribution of dividends at such times and in such amount and form as the board of directors of the Corporation may from time to time determine on the following basis, and otherwise without preference or distinction among or between the Subordinate Voting Shares and Multiple Voting Shares: each Multiple Voting Share will be entitled to 100 times the amount paid or distributed per Subordinate Voting Share (including by way of share dividends, which holders of Multiple Voting Shares will receive in Multiple Voting Shares, unless otherwise determined by the board of directors of the Corporation) and each fraction of a Multiple Voting Share will be entitled to the applicable fraction thereof.

Redemption rights

Holders of Multiple Voting Shares will not have any redemption rights.

9.	Transaction costs

Transaction costs consist principally of legal, accounting and underwriting costs incurred through to date of the balance sheet. Transaction costs incurred amounted to $22,609,294 (including $22,137,500 in underwriters’ commission of which $16,100,000 is deferred and payable only upon completion of a Qualifying Transaction) were charged to shareholder’s equity upon completion of the Offering.

Underwriter’s commission

In consideration for its services in connection with the Offering, the Corporation has agreed to pay the underwriter a commission equal to 5.5% of the gross proceeds of the Class A Restricted Voting Units issued under the Offering. The Corporation paid $ $6,037,500, representing $0.15 per Class A Restricted Voting Unit, to the underwriter upon closing of the Offering. Upon completion of a Qualifying Transaction, the remaining $16,100,000 (representing $0.40 per Class A Restricted Voting Unit) will be payable, 75% of which will be payable by the Corporation to the underwriter only upon the closing of a Qualifying Transaction (subject to availability, failing which any short fall would be required to be made up from other sources) and the remaining 25% of which (or, if a lesser amount, the balance of the non-redeemed shares’ portion of the Escrow Account, less tax liabilities on amounts earned on the escrowed funds and certain expenses directly related to redemptions) will be payable by the Corporation as it sees fit, including for payment to other agents or advisors who have assisted with or participated in the sourcing, diligence and completion of its Qualifying Transaction).

Mercer Park Brand Acquisition Corp.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 and 2020

(Expressed in United States Dollars)

10.	Capital management

(a) The Corporation defines the capital that it manages as its shareholders’ deficiency, net of its Class A Restricted Voting Shares subject to redemption. The following table summarizes the carrying value of the Corporation’s capital as at March 31, 2021 and December 31, 2020:

Balance, March 31, 2021
Shareholders’ deficiency	$(9,253,741)
Class A Restricted Voting Shares subject to redemption	402,500,000
Total	$393,246,259

Balance, December 31, 2020
Shareholders’ deficiency	$(7,905,447)
Class A Restricted Voting Shares subject to redemption	402,500,000
Total	$394,594,553

The Corporation’s primary objective in managing capital is to ensure capital preservation in order to benefit from acquisition opportunities as they arise.

(b) Liquidity

As at March 31, 2021, the Corporation had $3,630,795 (December 31, 2020 - $2,095,023) in cash. The Corporation expects to incur significant costs in pursuit of its acquisition plans.

To the extent that the Corporation may require additional funding for general ongoing expenses or in connection with sourcing a proposed Qualifying Transaction, the Corporation may obtain such funding by way of unsecured loans from the Sponsor and/or its affiliates, subject to consent of the Exchange, which loans would, unless approved otherwise by the Exchange, bear interest at no more than the prime rate plus 1%. The Sponsor would not have recourse under such loans against the Escrow Account, and thus the loans would not reduce the value of such Escrow Account. Such loans would collectively be subject to a maximum principal amount of 10% of the escrowed funds, and may be repayable in cash following the closing of a Qualifying Transaction and may be convertible into Class B Shares and/or Warrants in connection with the closing of a Qualifying Transaction, subject to Exchange consent.

Otherwise, and subject to any relief granted by the Exchange, the Corporation may seek to raise additional funds through a rights offering in respect of shares available to its shareholders, in accordance with the requirements of applicable securities legislation, and subject to placing the required funds raised in the Escrow Account in accordance with applicable Exchange rules.

Mercer Park Brand Acquisition Corp.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 and 2020

(Expressed in United States Dollars)

11.	General and administrative expenses

Three months ended March 31, 2021
Professional fees	$1,074,971
Public company filing and listing costs	253,035
General office expenses	197
$1,328,203

Three months ended March 31, 2020
Public company filing and listing costs	$93,274
General office expenses	70,906
$164,180

12.	Related party transactions

In May 2019 the Corporation entered into an administrative services agreement with the Sponsor for an initial term of 18 months, subject to possible extension, for office space, utilities and administrative support, which may include payment for services of related parties, for, but not limited to, various administrative, managerial or operational services or to help effect a Qualifying Transaction. The Corporation has agreed to pay $10,000 per month, plus applicable taxes for such services. As at March 31, 2021, the Corporation accrued $235,000 (December 31, 2020 - $205,000) in respect of these services.

On May 13, 2019, the Sponsor executed a make whole agreement and undertaking in favour of the Corporation, whereby the Sponsor agreed to indemnify the Corporation in certain limited circumstances where the funds held in the Escrow Account are reduced to below $10.00 per Class A Restricted Voting Share.

For the three months ended March 31, 2021, the Corporation paid professional fees of $15,206 (three months ended March 31, 2020 - $6,372) to Marrelli Support Services Inc. (“Marrelli Support”), an organization of which the Corporation’s Chief Financial Officer is Managing Director. These services were incurred in the normal course of operations for general accounting and financial reporting matters. As at March 31, 2021, Marrelli Support was owed $15,283 (December 31, 2020 - $9,034) and was included in accounts payable and accrued liabilities on the Corporation’s balance sheet.

From April 16, 2019 (Date of Incorporation) to December 31, 2020 and for the three months ended March 31, 2021, Ayr Wellness Inc. (“Ayr”), a company with common management, incurred travel costs on behalf of the Corporation. As at March 31, 2021, the Corporation owed Ayr $188,046 (December 31, 2020 - $135,000) and which included in due to related parties on the Corporation’s balance sheets. This is based on a cash-call-basis from Ayr.

Mercer Park Brand Acquisition Corp.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 and 2020

(Expressed in United States Dollars)

13.	Fair value measurements

The Corporation follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Corporation would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Corporation seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3: Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Corporation’s assets that are measured at fair value on a recurring basis at March 31, 2021, and indicates the fair value hierarchy of the valuation inputs the Corporation utilized to determine such fair value:

Carrying value
	as at	Fair value as at March 31, 2021
	March 31, 2021	Level 1	Level 2	Level 3
	($)	($)	($)	($)
Assets
Restricted cash and marketable securities held in escrow	405,638,511	405,638,511	-	-

Market risk

Market risk is the risk that a material loss may arise from fluctuations in the fair value of a financial instrument. For purposes of this disclosure, the Corporation segregates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair value risk

Fair value risk is the potential for loss from an adverse movement, excluding movements relating to changes in interest rates and foreign exchange rates, because of changes in market prices. The Corporation is exposed to minimal fair value risk.

Mercer Park Brand Acquisition Corp.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 and 2020

(Expressed in United States Dollars)

13.	Fair value measurements (continued)

Market risk (continued)

Interest rate risk

Interest rate risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Due to the fixed interest rate on the Corporation’s restricted cash and short-term balance held in escrow, its exposure to interest rate risk is nominal.

Currency risk

Currency risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates relative to the Corporation’s presentation currency of the United States dollar. The Corporation does not currently have any exposure to currency risk as the Corporation transacts minimally in any currency other than the United States dollar.

14.	Subsequent events

(a) On April 8, 2021, the Corporation announced that it had entered into a definitive agreement to merge with GH Group, Inc. (the “Glass House Group Transaction”), a fully-integrated cannabis business in California, with the right to combine with a state-of-the-art greenhouse and up to 17 additional dispensary locations that are in the process of applying for licenses.

(b) On May 5, 2021, the Corporation obtained shareholder approval for a brief extension in its permitted timeline, from May 13, 2021 to July 30, 2021, in order to enable the Glass House Group Transaction to be completed.

(c) On May 7, 2021, the Corporation received a receipt for a final non-offering prospectus from the applicable Canadian securities regulatory authorities in connection with the completion of the Glass House Group Transaction. On the same date, the Corporation filed a management information circular in connection with the shareholders’ meeting scheduled to be held on June 2, 2021 to approve the Glass House Group Transaction and related matters.

(d) Effective May 13, 2021, in connection with the extension in the permitted timeline described above, 22,406,149 of the Corporation’s Class A Restricted Voting Shares were redeemed for US$10.11 per share. An additional right to redeem the Corporation’s Class A Restricted Voting Shares will be available to the holders thereof in connection with the closing of the Glass House Group Transaction. Subject to the satisfaction or waiver of the applicable conditions of closing, the Glass House Group Transaction is currently anticipated to close in the first half of June 2021.